Exhibit 3.1

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED BY-LAWS
OF
XERIS PHARMACEUTICALS, INC.
(THE “COMPANY”)

Section 7 of Article II of the Amended and Restated By-laws of the Company (the “By-laws”), is hereby amended and restated in its entirety to read as follows:

“SECTION 7. Regular Meetings. Regular meetings of the Board of Directors may be held at such hour, date and place as the Board of Directors may by resolution from time to time determine and publicize by means of reasonable notice given to any director who is not present at the meeting at which such resolution is adopted.”

The remainder of the By-laws remain in full force and effect.

Adopted and effective as of April 23, 2020.